FIRST TEAM AUTOMOTIVE CORP.
                          350 SOUTH LAKE DESTINY DRIVE
                                   SUITE 200
                             ORLANDO, FLORIDA 32810

                                January 9, 1998

Martin J. Reid, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: FIRST TEAM AUTOMOTIVE CORP. - FORM S-1 REGISTRATION STATEMENT FILE NO. 333-28875

Dear Mr. Reid:

      Pursuant to 17 CFR /Section/ 230.259, the undersigned hereby requests approval for the withdrawal of the Registration Statement (File No. 333-28875) filed by First Team Automotive Corp. ("FTAC"). FTAC has determined to merge with Republic Industries, Inc. and, consequently, will not pursue the public offering of its common stock. Kindly acknowledge your receipt and consent of this request by date stamping a copy of this letter and returning same in the enclosed postage paid, pre-addressed envelope. Please do not hesitate to call me if you have any questions. Thank you for your consideration.

                                       Very truly yours,

                                       /s/ W. WARNER PEACOCK

                                       W. Warner Peacock
                                       Executive Vice President, Secretary
                                       and Chief Financial Officer
                                       First Team Automotive Corp.

cc:   Donald C. Mealey
      Luis A. de Armas, Esq.